Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 5, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.walletpop.com on October 30, 2009 and the article attached as Exhibit B appeared on the Dow Jones Newswire on November 5, 2009.

                Neither article was prepared by or reviewed by LendingClub Corporation (Company) prior to publication. Neither publisher of the applicable article is affiliated with the Company. The Company made no payment and gave no consideration to either publisher in connection with the publication of either article or any other articles published by either publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                Statements in the article attached as Exhibit B that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                We believe that it is appropriate to clarify the following with respect to the information presented in the article attached as Exhibit B which states that "Lending Club imposes its own income and net worth requirements on lenders, regardless of state securities laws." While LendingClub has imposed minimum financial suitability requirements, a state's financial suitability requirements will always take precedent to the extent they are higher than those established by LendingClub.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Peer-to-peer lending marketplace Lending Club just announced several new features for investors who use the service which can help them earn an average return of 9.67%.

The new features, which went live this morning, make it easier than ever to find the types of loans you want to invest in and create a diversified portfolio based on how much risk you want to take.

The new investor experience provides you with more information and the ability to filter on several factors to find loans that appeal to you. For instance, if you want to avoid a specific type of loan such as home improvement projects, you can exclude them from your loan search. Another welcome filter will show only loans that have been approved for funding.

In the past, investing in multiple loans in the peer-to-peer lending industry was a challenge because of the time it took the investor to do a decent amount of research on each loan.

Rob Garcia, Sr. Director of Product Strategy at Lending Club, explains how the new Lending Club features address this. "The challenge for the new investor tools was to balance simplicity and control. The portfolio builder makes it fast and easy to invest in a diversified portfolio while the 25+ filters available give investors the ultimate control to decide which kinds of notes to invest in."With the new investor tools you choose how much you want to invest then pick a predetermined investment strategy or, if you prefer, a specific rate of return.

With the new investor tools at Lending Club, diversifying your investment is as simple as choosing how how much risk, or what rate of return, you're comfortable with. The cool thing about these portfolios is that you can even apply the same filters mentioned above to block specific loans from becoming part of your portfolio.

After picking candidates for your portfolio, you can review the loan grades, average default rate and projected rate of return. From there, you can look at the individual loans or simply click a button to invest in them.

These new features will make it much easier for peer-to-peer investors to diversify their lending accounts, and, in theory, bring them a better overall rate of return. Using a strategy like this in addition to hand-picking loans that appeal to you should make for a better investing portfolio.

Here's a video of Rob Garcia from Lending Club demonstrating the new investment features.

If you're looking for a loan instead of making one, then I suggest you check out a borrower's look at using Lending Club.

Exhibit B

Online Peer-to-Peer Lending Executives Split On Oversight

By Kristina Peterson Of DOW JONES NEWSWIRES WASHINGTON -(Dow Jones)- Heads of the leading person-to-person lending Web sites are split over upcoming legislation that could refashion oversight of the industry.

Websites that facilitate lending between ordinary people are relatively new and simple in concept. But a recent classification as dealing in securities can be confusing to users and forces the businesses to comply with a host of costly reporting requirements.

One year after the U.S. Securities and Exchange Commission began requiring peer-to-peer lending sites to register, executives can't agree on whether it's too late to push for change.

Prosper, the first peer-to-peer lending site, is spearheading an effort to move oversight of the $647 million industry away from the SEC. A bill currently being drafted by U.S. Rep. Jackie Speier (D., Calif.) would shift the sites to being regulated as banking products.

Speier spokesman Mike Larsen said the bill is being written very narrowly "so other securities can't sneak in through the peer-to-peer loophole and wreak havoc."

Advocates, including Prosper Chief Executive Chris Larsen, say the move would better protect borrowers' privacy and adjust requirements limiting the current pool of investors. But Renaud Laplanche, CEO of Lending Club, says switching regulatory schemes now would only confuse users and hurt the businesses.

"The plane is already flying, and there are passengers on that plane," Laplanche said.

Since it was founded in 2006, Prosper has originated nearly $179 million worth of loans and attracted over 837,000 users. Lending Club, founded in 2007 with stricter requirements for borrowers, has facilitated only $65 million worth of loans, but is growing 20% each month, he said.

Prosper and Lending Club are the only two peer-to-peer sites to have completed registration with the SEC. The process is similar to when companies go public, and one that Prosper estimated cost it $3 million. Both companies had to shut down for a period of six to nine months.

"It was brutal," Larsen said. Prosper is also fending off a class-action lawsuit brought by lenders claiming they were sold unregistered securities before the company's registration.

The hurdles to entry may deter smaller companies and slow the field's growth, said industry analyst Jim Bruene, editor of the "Online Banking Report." "It certainly stifles new entrants," he said.

Once registered, peer-to-peer sites must daily report detailed information about the loans they originate. Filings from Prosper this week reveal that one borrower seeking a $5,029 loan to pay off high-interest credit cards lives in Colorado and has been employed for one year and two months. The three-year loan will be funded in small increments from 124 lenders, including $25 from "PotBellyPete" and $125 from "YogaDude34."

In some states, dealing in securities triggers "suitability requirements" designed to weed out investors with shaky finances. That might exclude a would-be lender from investing if his income is below $100,000, Larsen said.

Lending Club imposes its own income and net worth requirements on lenders, regardless of state securities laws. "I think some minimum standards in place to make sure the investors have the financial resources to make that investment is a responsible thing to do," Laplanche said.

Officials outside of the industry are starting to think of new applications for the technology. In a June speech, U.S. Federal Reserve Bank Chairman Ben Bernanke endorsed exploring peer-to-peer lending as an untraditional funding source. The Federal Reserve Bank of San Francisco suggested in a June paper that peer-to-peer lending could market community development loans to a wider audience.

"This technology is a really good way of connecting community lenders to folks that have capital," said Ian Galloway, an investment associate at the San Francisco Fed. However, he noted that at this time the SEC has not approved the sites to broker the sale of securities issued by a third party, including community lenders.

-By Kristina Peterson, Dow Jones Newswires; 202-862-6619; kristina.peterson@dowjones.com

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